SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THEREto FILED
                           PURSUANT TO RULE 13d-2(b)

                          (Amendment No. __________)1


                              Lithia Motors, Inc.
                               (Name of Issuer)

                             Class A Common Stock
                        (Title of Class of Securities)

                                   536797103
                                (CUSIP Number)

                                 May 14, 1999
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to designate  the rule pursuant to which this
Schedule is filed:

           [ ]  Rule 13d-1(b)

           [X]  Rule 13d-1(c)

           [ ]  Rule 13d-1(d)

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     (1) The  remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 536797103                   13G              Page 2 of 5 Pages
-------------------------                              --------------------

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1.   NAME OF REPORTING PERSON: W. Douglas Moreland

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ] (b) [ ]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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               5.  SOLE VOTING POWER

                   1,006,997
  NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               ------------------------------------------------------------

               6.  SHARED VOTING POWER


               ------------------------------------------------------------

               7.  SOLE DISPOSITIVE POWER

                   1,006,997

               ------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER


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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,006,997

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.55%

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12.  TYPE OF REPORTING PERSON*

     Individual

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a).    Name of Issuer:

               Lithia Motors, Inc.

Item 1 (b).    Address of Issuer's Principal Executive Offices:

               360 East Jackson
               Medford, Oregon  97501

Item 2 (a).    Name of Person Filing:

               W. Douglas Moreland

Item 2 (b).    Address of Principal Business Office or, if none, Residence:

               2727 South Havana, Aurora, Colorado 80014

Item 2 (c).    Citizenship:

               United States of America

Item 2 (d).    Title of Class of Securities:

               Class A Common Stock

Item 2(e).     CUSIP Number:

               536797103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: [X]

Item 4.    Ownership

(a)  Amount beneficially owned: 1,006,997

(b)  Percent of class: 13.55%

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote: 1,006,997

     (ii) shared power to vote or to direct the vote:

     (iii) sole power to dispose or to direct the disposition of: 1,006,997

     (iv) shared power to dispose or to direct the disposition of:


Item 5.    Ownership of Five Percent or Less of a Class.

           NOT APPLICABLE


Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

     996,997 shares of Class A Common Stock are held by family limited liability limited partnerships. Mr. Moreland and his wife are limited partners and Mr. Moreland is President of the corporate general partner of each of these partnerships.

     Of the 996,997 shares, 521,053 shares are held by Cherry Creek Dodge RLLLP. Moreland/Cherry Creek, Inc., is the general partner of the limited partnership. Mr. Moreland is President of such corporation.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          NOT APPLICABLE


Item 8.   Identification and Classification of Members of the Group.

          NOT APPLICABLE


Item 9.   Notice of Dissolution of Group.

          NOT APPLICABLE

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect or purpose.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 21, 1999                            /s/ W. Douglas Moreland
---------------------                   ---------------------------------------
(Date)                                  (Name/Title)






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